Exhibit 99.1

TD Bank Announces Redemption of 2.692% Medium Term Notes (Non-Viability Contingent Capital (NVCC))

TORONTO, May 19, 2020 /CNW/ - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it intends to exercise its right to redeem on June 24, 2020 (the "Redemption Date"), all of its outstanding $1.5 billion 2.692% medium term notes due June 24, 2025 (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of TD (the "Subordinated Notes"), at a redemption price of 100 per cent of the principal amount, plus accrued and unpaid interest to, but excluding, the Redemption Date.

Notice will be delivered to the holders of the Subordinated Notes in accordance with the terms thereof. Interest on the Subordinated Notes will cease to accrue on and after the Redemption Date. Subordinated Notes redeemed by the Bank will be cancelled and will not be reissued.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had $1.5 trillion in assets on January 31, 2020. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Gillian Manning, Investor Relations, 416-308-9030; Julie Bellissimo, Media Relations, Corporate & Public Affairs, 416-965-6050